UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 14, 2023

Golden Falcon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39816	85-2738750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

850 Library Avenue, Suite 204 Newark, Delaware	19711
(Address of principal executive offices)	(Zip Code)

(970) 315-2644

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	GFX.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	GFX	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	GFX WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Agreement.

As previously announced, on December 6, 2022, Golden Falcon Acquisition Corp., a Delaware corporation (“Golden Falcon”), MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (“MNGA”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo, and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Golden Falcon (the “Merger”), with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNGA (the “proposed transaction”). In addition, on December 6, 2022, MNGA, Golden Falcon Sponsor Group (the “Sponsor”) and other parties thereto, entered into the Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) and Golden Falcon, the Sponsor, MNGA and additional holders of shares of class B common stock, par value $0.0001 per share, of Golden Falcon entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”).

On February 14, 2023, each of the Business Combination Agreement, Registration Rights and Lock-Up Agreement and Sponsor Support Agreement were amended to reflect that at the effective time of the Merger, holders of outstanding warrants to purchase shares of class A common stock, par value $0.0001 per share, of Golden Falcon would receive warrants to purchase MNGA ordinary shares (represented by MNGA’s American depositary shares) instead of receiving MNGA warrants in the form of MNGA’s American depositary warrants, as previously provided.

Additionally, the Business Combination Agreement was amended to clarify that (i) MNGA shall not interfere with the Sponsor’s right to designate two independent directors to the post-effective time board of directors of MNGA (the “MNGA Board”), (ii) the Sponsor shall have the right to remove a Sponsor-designated director from the post-effective time MNGA Board (including any committees thereof), (iii) the Sponsor shall have the exclusive right to fill vacancies created by reason of death, removal or resignation of a Sponsor-designated director (including any committees thereof), (iv) MNGA shall not remove any of the Sponsor-designated directors from the office during their respective three year term, except upon the request of the Sponsor or as set forth in the Amended and Restated Articles of Association (as defined below) or applicable law, and (e) MNGA shall use commercially reasonable efforts to take all action reasonably necessary to comply and ensure the MNGA shareholders and MNGA Board comply with this provision.

In addition, the form of Amended and Restated Articles of Association of MNGA (the “Amended and Restated Articles of Association”) was amended to, among other things, (i) remove the right of MNGA’s majority shareholder, Mapa Insaat ve Ticaret A.S., a joint stock company organized under the laws of Turkey (“Mapa”), and other shareholders that are affiliates of Mapa to receive a dividend privilege on their respective class A shares of MNGA, (ii) clarify that Mapa will hold both class A and class B shares of MNGA post-effective time while other shareholders will hold only class B shares of MNGA, and (iii) change the number of directors from nine to seven.

A copy of each of the amendments to the Business Combination Agreement, the Sponsor Support Agreement, the Registration Rights and Lock-Up Agreement and the form of Amended and Restated Articles of Association is filed herewith as Exhibits 2.2, 10.8, 99.1 and Exhibit A to Exhibit 2.2, respectively, and the foregoing description of each of the amendments is qualified in its entirety by reference thereto.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, MNGA intends to publicly file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon and MNGA through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this Current Report on Form 8-K and the documents incorporated by reference, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies, anticipated future financial and operating performance and results and the expected management and governance of MNGA, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the business combination agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This Current Report on Form 8-K is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.2	Amendment to Business Combination Agreement, dated as of February 14, 2023, by and among Golden Falcon Acquisition Corp., MNG Havayollari ve Tasimacilik A.S., Merlin HoldCo, LLC, Merlin IntermediateCo, LLC, Merlin FinCo, LLC and Merlin Merger Sub, Inc.

10.8	Amendment to Sponsor Support Agreement, dated as of February 14, 2023, by and among Golden Falcon Acquisition Corp., MNG Havayollari ve Tasimacilik A.S., and the Sponsor Persons (as defined in the Sponsor Support Agreement filed with the SEC on December 12, 2022 as Exhibit 10.1 of the Current Report on Form 8-K).

99.1	Amendment to Registration Rights and Lock-Up Agreement, dated as of February 14, 2023, by and among MNG Havayollari ve Tasimacilik A.S. and the stockholders of Golden Falcon Acquisition Corp. and MNG Havayollari ve Tasimacilik A.S., parties thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN FALCON acquisition corp.

By:	/s/ Makram Azar
Name:	Makram Azar
Title:	Chief Executive Officer

Date: February 21, 2023

Exhibit 2.2

AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made and entered into as of February 14, 2023, by and among MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Turkey (the “Company”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of the Company (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“FinCo”), Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of IntermediateCo (“Merger Sub”), and Golden Falcon Acquisition Corp., a Delaware corporation (“GF”). Each of the Company, HoldCo, IntermediateCo, FinCo, GF, and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, HoldCo, IntermediateCo, FinCo, Merger Sub, and GF previously entered into that certain Business Combination Agreement dated December 6, 2022 (the “Business Combination Agreement”);

WHEREAS, Section 10.12 of the Business Combination Agreement provides that the Business Combination Agreement may be amended by execution of an instrument in writing signed on behalf of each of the parties to the Business Combination Agreement; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth in this Amendment.

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

1.	Recitals. The ninth recital of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, at the Effective Time, each share of Class B common stock, par value $0.0001 per share, of GF (“GF Class B Common Shares”) shall be automatically converted into one (1) share of Class A common stock, par value $0.0001 per share, of GF (“GF Class A Common Shares”) in accordance with the terms of the GF Certificate of Incorporation (such automatic conversion, the “GF Class B Conversion”) and, after giving effect to such automatic conversion at the Effective Time, as a result of the Merger, each (a) issued and outstanding GF Class A Common Share shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive one Company ADS (and the Company Ordinary Share represented thereby); and (b) each outstanding GF Warrant shall automatically become a Company Warrant and all rights with respect to GF Class

A Common Shares underlying the GF Warrants shall be automatically converted into rights to purchase Company ADSs (and the Company Ordinary Shares represented thereby) and thereupon assumed by the Company;”

2.	Section 1.02(d). Section 1.02(d) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“No later than the fifth (5th) Business Day prior to the Closing Date, GF shall deliver to the Company a schedule (the “Payment Spreadsheet”) setting forth, in each case on an aggregate basis, (i) GF’s good faith calculation of the Merger Consideration, (ii) the allocation of the Merger Consideration among GF Stockholders, (iii) the number of GF Warrants that are outstanding and unexercised, and the allocation of Company Warrants among the holders thereof, and (iv) the number of Company Ordinary Shares that shall be issuable upon exercise of such Company Warrants. As promptly as practicable following GF’s delivery of the Payment Spreadsheet, the Parties shall work together in good faith to finalize the calculation of the Merger Consideration and the Payment Spreadsheet. The allocation of the Merger Consideration, including the Company Warrants, set forth in the Payment Spreadsheet shall, to the fullest extent permitted by Applicable Legal Requirements, be final and binding on all Parties and shall be used by the Company for purposes of issuing the Merger Consideration to GF Stockholders, and conversion of the GF Warrants into Company Warrants, in each case pursuant to this Article I, absent manifest error. In issuing the Merger Consideration and converting the GF Warrants into Company Warrants pursuant to this Article I, the Company and Merger Sub shall, to the fullest extent permitted by Applicable Legal Requirements, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.”

3.	Section 2.08(d). Section 2.08(d) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“GF Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of an GF Warrant, each GF Warrant that is issued and outstanding immediately prior to the Effective Time shall automatically and irrevocably be converted into the right to receive one (1) Company Warrant exercisable for Company ADSs (and the Company Ordinary Share represented thereby) in accordance with its terms. From and after the Effective Time, the holders of GF Warrants prior to the Effective Time shall cease to have any rights with respect to such warrants as provided for herein or by Applicable Legal Requirements.”

4.	Section 2.09. Section 2.09 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Establishment of ADR Facility; Distribution of Company ADSs. (a) Prior to the Closing, the Company shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable bank reasonably acceptable to GF (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the Company ADSs including entering into a customary deposit agreement with the Depositary Bank (the “Deposit Agreement”), in form and substance reasonably acceptable to GF, establishing the ADR Facility, to be effective as of the Effective Time, and filing with the SEC a registration statement on Form-6 relating to the registration under the Securities Act for the issuance of the Company ADSs.

(b) Prior to the Effective Time, the Company shall designate a U.S. bank or trust company reasonably acceptable to GF to act as agent of the Company for the purposes of distributing the Company ADSs (the “Company ADS Agent”). At or concurrently with the Effective Time, the Company shall (i) allot and issue, or cause to be allotted and issued, to the Depositary Bank a number of Company Ordinary Shares equal to the aggregate number of Company ADSs to be issued to the holders of GF Class A Common Shares pursuant to this Article II (the “Company ADS Recipients”), and (ii) deposit or cause to be deposited with the Company ADS Agent the uncertificated book-entries of Company Ordinary Shares representing the aggregate number of such Company ADSs for the benefit of the Company ADS Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the Company ADSs representing such Company Ordinary Shares in accordance with this Agreement. The Company ADS Agent shall distribute the Company ADSs to either the Exchange Agent or the Company ADS Recipients as directed by the Company, in accordance with this Section 2.09 and the Deposit Agreement.

(c) The Company ADS Agent shall not be entitled to vote or exercise any rights of ownership with respect to Company Ordinary Shares held by it from time to time hereunder, except that, with respect to Company Ordinary Shares, it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Company ADS holders entitled thereto.”

5.	Section 2.10. Section 2.10 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(a) Prior to the Closing Date, the Company shall appoint a Person authorized to act as exchange agent in connection with the Transactions, which Person shall be reasonably acceptable to GF (the “Exchange Agent”), and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to GF (the “Exchange Agent Agreement”) for the purpose of exchanging GF Class A Common Shares for Company ADSs pursuant to Section 2.08(b). As of the Effective Time, the Company shall deposit (or cause to be deposited) with the Exchange Agent, for exchange in accordance with this Section 2.10 through the Exchange Agent, Company ADSs issued pursuant to Section 2.08(b).

(b) Each holder of record of a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding GF Class A Common Shares that were converted pursuant to Section 2.08(b) into the right to receive the Merger Consideration shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each GF Class A Common Share formerly represented by such Book-Entry Share, and such Book-Entry Share shall be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GF or the Surviving Company.”

6.	Section 6.01(a). Section 6.01(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“As promptly as practicable after the date hereof, GF and the Company shall jointly prepare, and the Company shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the (i) Company ADSs (and the Company Ordinary Shares represented thereby after the Stock Split) that constitute the Merger Consideration, and (ii) Company Warrants, which Registration Statement shall also contain a proxy statement of GF (as amended, the “Proxy Statement”) for the purpose of soliciting proxies or votes from GF Stockholders for the matters to be acted upon at a special meeting of stockholders of GF to be called and held for such purpose (the “GF Stockholder Meeting”) and providing the GF Stockholders an opportunity to exercise their Redemption Rights in conjunction with the stockholder vote on the GF Transaction Proposals. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from GF Stockholders to vote in favor of GF Transaction Proposals.”

7.	Section 6.01(e). Section 6.01(e) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Prior to the Closing, the Company shall prepare and use reasonable best efforts to cause the Depositary Bank to file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act for the issuance of the Company ADSs (the “Form F-6”).”

8.	Section 6.08(c). Section 6.08(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“The Company shall use its reasonable best efforts to cause: (i) the Company’s initial listing application with the NYSE in connection with the Transactions to have been approved; (ii) the Company to satisfy all applicable initial listing requirements of the NYSE; and (iii) the Company ADSs and the Company

Warrants to be approved for listing on the NYSE (and GF shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.”

9.	Section 6.19. Section 6.19 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“The Company shall use commercially reasonable efforts to take all actions reasonably necessary to, and GF shall reasonably cooperate with the Company to, cause the board of directors of the Company, immediately after the Effective Time (the “Closing Company Board”) to consist of seven (7) directors, which shall include (i) two (2) directors designated solely by the Sponsor (both of which shall qualify as an “independent director” pursuant to NYSE requirements) and (ii) at least three (3) directors who qualify as “independent directors” pursuant to NYSE requirements in the aggregate. For the avoidance of doubt, the Company hereby agrees that (a) the Company shall not take any action that would interfere with the Sponsor’s right to designate two (2) independent directors to the Closing Company Board, (b) the Sponsor shall have the right to remove a Sponsor-designated director from the Closing Company Board (including any committees thereof), (c) the Sponsor shall have the exclusive right to fill vacancies created by reason of death, removal or resignation of a Sponsor-designated director (including any committees thereof), (d) the Company shall not remove any of the Sponsor-designated directors from the office during their respective three (3) year term, except upon the request of the Sponsor or as set forth in the Articles Amendment or the applicable law, and (e) the Company shall use commercially reasonable efforts to take all actions reasonably necessary to comply and ensure the Company Shareholders and the board of directors of the Company comply with this Section 6.19.”

10.	Section 7.01(d). Section 7.01(d) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“The Company ADSs and Company Warrants to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof.”

11.

Schedule A. The defined term “Company AD Warrant” is hereby deleted in its entirety from Section 1 and Section 2 of Schedule A to the Business Combination Agreement. Each of the defined terms “Company AD Warrant Recipient,” “Exercising Warrantholders,” and “Book-Entry Warrant” is hereby deleted in its entirety from Section 1 of Schedule A to the Business Combination Agreement.

12.	Exhibit A (Articles Amendment). The Exhibit A to the Business Combination Agreement (Articles Amendment) is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

13.	No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect.

14.

No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

15.

Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment.

16.

Governing Law. This Amendment, and any action, suit, dispute, controversy or claim arising out of this Amendment, or the validity, interpretation, breach or termination of this Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles.

17.

Entire Agreement; Counterparts. This Amendment, the Business Combination Agreement (as amended by this Amendment) and any other documents and instruments and agreements among the Parties as contemplated by or specifically referred to in the Business Combination Agreement (including the Exhibits and Schedules thereto) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name:	Makram Azar
Title:	CEO

[Signature Page to Amendment to Business Combination Agreement]

MERLIN HOLDCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name:	Ali Sedat Özkazanç
Title:	President and Treasurer

By:	/s/ Emre Mazanoğlu
Name:	Emre Mazanoğlu
Title:	Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

MERLIN INTERMEDIATECO, LLC

By::	/s/ Ali Sedat Özkazanç
Name:	Ali Sedat Özkazanç
Title:	President and Treasurer

By:	/s/ Emre Mazanoğlu
Name:	Emre Mazanoğlu
Title:	Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

MERLIN FINCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name:	Ali Sedat Özkazanç
Title:	President and Treasurer

By:	/s/ Emre Mazanoğlu
Name:	Emre Mazanoğlu
Title:	Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

MERLIN MERGER SUB, INC.

By:	/s/ Ali Sedat Özkazanç
Name:	Ali Sedat Özkazanç
Title:	President and Treasurer

By:	/s/ Emre Mazanoğlu
Name:	Emre Mazanoğlu
Title:	Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

EXHIBIT A

Form of Articles Amendment

See attached.

AMERICAS 119576763

THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF MNG HAVAYOLLARI VE TAŞIMACILIK ANONİM ŞİRKETİ

INCORPORATION

Article 1

A joint-stock company has been incorporated by the founders, whose names, surnames, nationalities, and addresses are provided below, in accordance with provisions of the Turkish Commercial Code concerning the instantaneous incorporation of joint-stock companies.

NO.	NAME AND SURNAME-TITLE OF THE FOUNDER	RESIDENTIAL ADDRESS	NATIONALITY
1	MNG Holding A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

2	Günal İnşaat Ticaret ve Sanayi A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

3	Mapa İnşaat ve Ticaret A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

4	Ayşegül ÖZKAPLAN	Portakal Çiçeği Sok. No:46/5 Çankaya/ANKARA	REPUBLIC OF TURKEY

5	Doğan AYAN	Bardacık Sok No:92/7 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

6	Ahmet Serdar ÖZKAZANÇ	Çayhane Sok. No:25/2 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

7	Hasan Tayyar ARICA	Manolya Sok. No:5/7 Dikmen/ANKARA	REPUBLIC OF TURKEY

TRADE NAME OF THE COMPANY

Article 2

The trade name of the Company is “MNG Havayolları ve Taşımacılık Anonim Şirketi”.

PURPOSE AND FIELD OF ACTIVITY OF THE COMPANY

Article 3

The Company was established for the purpose of special scheduled and/or charter passenger, tourist, worker and cargo aircraft transportation within Turkey and/or between Turkey and foreign countries or two foreign countries. The company may engage in all kinds of ancillary and auxiliary activities and may operate in the following business scopes in order to realize its field of activity.

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a) The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad related to aircrafts and their operation and/or lease the same. The Company may directly operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes on a special scheduled basis and/or on a charter basis. The Company may carry passengers, tourists, workers and bulk (cargo) or rent these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

b) The Company may carry out import, export and transit transportation transactions related to its purpose and field of activity.

c) The Company may open and operate general and private warehouses where imported and exported goods are placed under customs supervision. The Company may open storehouses and warehouses. The Company may purchase and lease land, sea and air vehicles for these works. The Company may install, lease and operate fuel stations, maintenance and repair shops for these vehicles.

d) The Company may establish warehouses for the preservation of foodstuffs and establish and operate cold stores.

e) The Company may open and operate a warehouse for the storage of valuable items.

f) The Company may provide logistics services such as picking up a product from the factory where it is manufactured, transportation, customs clearance, storage and delivery to the purchaser.

g) The Company may provide Air Taxi Transportation operations and services. The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad necessary for air taxi transportation and/or lease the same. The Company may operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes. The Company may lease these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

h) The Company may provide ground operation services such as loading and unloading company aircraft at airports.

i) The Company may provide intermediary services in the purchase, sale and rental of spare parts and components related to aircraft.

j) The Company may open branch offices, agencies, representation offices, offices, maintenance stations, passenger and freight transportation and services, and ground operation services for domestic and foreign companies, in relation to its purpose and field of activity. The Company may provide all kinds of ground operation services for domestic and foreign airlines and may establish and operate fuel supply services, or have Turkish and foreign companies perform these works with private agreements. The company may undertake such services of other domestic and foreign companies operating in its own field of activity through agreements.

k) The company may establish new companies related to its field of activity or indirectly benefiting its field of activity. The company may participate in established domestic or foreign companies, acquire stocks and partnership shares, and perform transfer and merger transactions with companies operating in its own field of activity. The Company may sell, transfer and pledge the securities it owns or pledge such securities as collateral in various ways.

l) The Company may purchase movables, real estate and all kinds of goods in order to achieve its purpose and field of activity. The Company may carry out all kinds of transactions on its real estate. The Company may sell them to real or legal persons, exchange them, rent them partially or completely, operate, unite, allocate and distribute them. The Company may perform all kinds of corrections due to changes (such as demolition, construction) on real estate. The Company may establish construction servitude and condominium. The Company may convert the construction servitude into condominium ownership. The Company may carry out all kinds of transactions related to them (such as issuing lists, preparing management plans, determining land shares) and may issue and register all kinds of documents that may be requested by the Land Registry Offices. The Company may establish a mortgage, especially the real rights, on the real property belonging to the Company or third parties for

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the debts of the Company or third parties, and revoke the mortgage. The Company may establish a commercial enterprise pledge on the securities belonging to the Company. The Company may also be a guarantor for the debts of the Company or third parties and may accept the surety of third parties and receive mortgages and all kinds of guarantees for its receivables.

m) The Company may obtain concessions, permits, patents and/or patent rights and licenses related to its field of activity. The Company may own all kinds of intangible rights such as brands, models, pictures. The Company may execute know-how, technical assistance, repair and maintenance agreements with foreign companies, and may employ foreign employees.

n) The Company may obtain and borrow all kinds of loans in short, medium and long terms from banks and similar organizations.

o) The Company may open all kinds of private education institutions related to its field of activity.

p) Except for the aforementioned business scopes, the Company may enter into other works that may be deemed beneficial and necessary in order to achieve the purpose and field of activity of the Company in the future, upon the proposal of the Board of Directors and the resolution of the General Assembly.

HEADQUARTERS AND BRANCH OFFICES OF THE COMPANY

Article 4

The registered office of the Company is in İstanbul. Address: WOW Convention Center İDTM 34149 Yeşilköy- Bakırköy/İSTANBUL. For the change of the address, the new address is registered at the trade registry and announced at the Turkish Trade Registry Gazette. It is also notified to the Ministry of Industry and Trade. For the Company that fails to register its new address after leaving the registered and announced address, this situation would be deemed as a reason for termination. The Company may open branches in Turkey and abroad, provided that it notifies the Ministry of Industry and Trade.

DURATION OF THE COMPANY

Article 5

The duration of the Company is indefinite from the date of registration and announcement. This duration may be shortened by obtaining permission from the Ministry of Industry and Trade and by amending the Articles of Association.

CAPITAL AND SHARES

Article 6

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code and switched to the registered capital system with the permission of the Directorate General of Domestic Trade of the Ministry of Commerce dated [•] and numbered [•]. The ceiling of the registered capital of the Company is TRY 197,500,000 (one hundred ninety-seven million five hundred thousand Turkish Liras) and is divided into [•] ([•]) registered shares, each with a nominal value of TRY [•] ([•]). The authorization for the ceiling of registered capital permission given by the Ministry of Commerce shall be valid for the years 2022 through 2027 (5 years). If the permitted registered capital ceiling is not reached by such date (at the end of the year 2027), in order for the board of directors to pass a resolution for capital increase after the end of 2027, articles of association shall be amended in the general assembly in order to authorize the board of directors for a new term which shall not exceed 5 (five) years. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

The allocation of the issued capital of the Company between the shareholders of the Company is as follows:

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Shareholder	Share Group	Number of Shares	Amount of Shares (TL)	Shareholding Percentage (%)
Günal İnşaat Anonim Şirketi	B	[•]	7,468,000.00	18.91
Mapa İnşaat ve Ticaret Anonim Şirketi	A	[•]	[X]	[Y]
	B	[•]	29,328,013.00 –[X]	74.25 –[Y]
Mehmet Nazif Günal	B	[•]	1,303,987.00	3.30
MNG Holding Anonim Şirketi	B	[•]	215,000.00	0.54
Ali Sedat Özkazanç	B	[•]	1,185,000.00	3.00
TOTAL		[•]	39,500,000.00	100

The issued share capital of the Company is TRY 39,500,000 (thirty-nine million five hundred thousand Turkish Liras) and has been fully paid without collusion. The Company’s capital may be increased or decreased whenever necessitated as per the provisions of the Turkish Commercial Code.

The Board of Directors is authorized, at times it deems required, to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, provided that the registered capital ceiling is not exceeded, and restriction of shareholders’ right to acquire new shares, in accordance with the provisions of the Turkish Commercial Code. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders.

Following the capital increase as per the provisions of this article, the new version of the article regarding the Company’s capital of the articles of association showing the issued capital shall be registered with the Trade Registry by the Board of Directors and announced in the Turkish Trade Registry Gazette. Capital increases announced in the Turkish Trade Registry Gazette shall also be published on the Company website.

Since the nominal value of each share representing the capital of the Company has been changed from TRY 1.00 (one Turkish Lira) to TRY [•], the share certificates held by the shareholders of the Company shall be recalled from the shareholders and replaced with the share certificates representing the same amount of shares as changed by the resolution of the Board of Directors. Share certificates whose nominal value is not changed shall continue to be valid.

Except for (i) the legal or arbitrary share transfers to be made by the shareholder who owns A Group Shares to his or her first or second degree relatives; or (ii) share transfers whereby A Group Shares are transferred to a domestic or overseas legal entity whose management is controlled by the immediate blood relatives or second degree relatives of the shareholder who owns A Group Shares, in the event that any of the A Group Shares are transferred to a third party or listed in any stock exchange, the privileges on such shares shall automatically terminate and such shares shall be deemed to have been automatically converted into B Group Shares as of the date of such share transfer.

SHARE CERTIFICATES

Article 7

All the share certificates of the Company shall be issued as nominative share certificates.

Share certificates can be printed as various denominations.

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BOARD OF DIRECTORS, its DURATION and BOARD MEETINGS

Article 8

The business and management of the Company shall be carried out by a Board of Directors consisting of 7 (seven) members to be elected by the General Assembly within the framework of the provisions of the Turkish Commercial Code and these articles of association. 5 (five) members shall be elected by the General Assembly from among the nominees nominated by the majority of the shareholders holding A Group Shares.

3 (three) members of the Board of Directors shall be elected as independent board members. Regarding the necessary requirements to be fulfilled by the independent board members, maximum compliance will be ensured with the terms and provisions in the corporate governance principles of the Capital Markets Board.

If a legal entity is elected as a member of the board of directors, one real person determined by the legal entity shall be registered and announced on behalf of the legal entity together with such legal entity; in addition, the registration and announcement shall be immediately announced on the Company’s website. Only such registered person may attend and vote in the meetings on behalf of the legal entity.

In the event that a board membership becomes vacant for any reason or if the independent board member ceases to be independent, the board of directors shall temporarily appoint a person possessing the legal requirements and submit the same to the approval of the first general assembly in line with the provisions of the Turkish Commercial Code and capital markets legislation. The temporary member to be elected by the board of directors shall be determined in accordance with the allocation of the members mentioned in the first paragraph of this Article. Member so appointed shall serve until the general assembly meeting that such member is submitted for approval and if approved, complete the term of office of his predecessor.

Each year, the chairman and the vice chairman to act as the chairman’s proxy when he is absent shall be elected from amongst the nominees to be nominated by the majority of the shareholders holding A Group Shares.

The board of directors shall establish Audit Committee, Early Detection of Risk Committee and Corporate Governance Committee. Composition, duties and working principles of such committees shall be governed by the Turkish Commercial Code, the Capital Markets Law and the relevant legislation as well as such committees’ relationships with the Board shall be governed by the provisions of the relevant legislation.

Board members are appointed for a maximum term of 3 (three) years. Term of office of each Board member shall terminate upon expiry of its term of office or upon its resignation, loss of legal capacity, death or receipt of the written notice dismissing such member from duty. Unless dismissed, board members whose terms of office expires may be re-elected.

If one of the Board members is declared bankrupt or if a Board member’s capacity is restricted or a member ceases to possess the legal requirements necessary for membership or qualifications envisaged in the articles of association, such person’s membership shall automatically terminate without need for any further procedure.

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Even if they had been appointed in the articles of association, board members may always be dismissed prior to the expiry of their term of office upon a resolution of the general assembly in case of presence of a relevant item in the agenda or if there is no relevant item in the agenda, in case of presence of a just cause. A legal person who is a Board member may replace the person registered on its behalf, at any time. Members who are dismissed are not entitled to claim compensation.

Meetings of the Board of Directors shall be held at the place and time determined by the Board of Directors at the head office or the Company or any place inside or outside Turkey.

As per provisions of the Turkish Commercial Code, if one of the members does not request a discussion, the board of directors may pass a resolution, provided that written consents or signatures of the sufficient number of board members envisaged in the Turkish Commercial Code and these articles of association are obtained in relation to the proposal of a board member written in the form of a resolution. As a validity condition of the resolution, the same proposal must be made to all Board members. Approvals do not have to be on the same sheet; however all of the sheets bearing the approval signatures must be affixed in the resolution book of the Board of Directors in order for the resolution to be valid.

Persons who are entitled to attend the board meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Communiqué on Assemblies to be Held in Electronic Environment in Commercial Companies Except for Company General Assemblies (the “Communiqué”), the Company may establish an electronic meeting system that will allow the beneficiaries to attend the meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all meetings to be held, it shall be ensured that the beneficiaries can exercise their rights specified in the provisions of the relevant legislation within the framework of the aforementioned Communiqué through the system established in accordance with this provision of the articles of association or the system from which support services shall be obtained.

Board meetings may not only be conducted entirely in electronic environment but may also be conducted through participation of some members in electronic environment to a meeting where some members are physically present.

THE REPRESENTATION OF THE COMPANY AND TASK DISTRIBUTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Article 9

The representation of the Company belong to the Board of Directors against others.

The Board of Directors may assign its power of representation to one or more executive member(s) or third parties as directors. Minimum one member of the Board of Directors must have the power of representation. (Article 370 of the Turkish Commercial Code)

The Board of Directors shall issue an internal directive pursuant to Article 367 of the Turkish Commercial Code and may transfer the management partially or completely to one or more members of the Board of Directors or to a third party.

In order for the documents to be delivered and agreements to be concluded by the Company to be valid, they shall bear the signature of the authorized signatory of the Company, which shall be appended under the trade name of the Company.

[Signature Page to Business Combination Agreement]

GENERAL ASSEMBLY

Article 10

The General Assemblies are convened regularly and extraordinarily. The ordinary General Assemblies are gathered within 3 months after the end of the financial year of the Company at least once in a year, and the extraordinary General Assemblies gather in circumstances and cases where necessitated by the businesses of the Company.

At the General Assembly Meetings, the voting rights of the shareholders shall be determined by proportioning the total value of the nominal value of the shares that the respective shareholder possesses, to the total value of the Company’s nominal capital. The shareholder may attend the General Assembly meetings personally or send a representative who is or is not a shareholder.

At the General Assembly Meetings, the issues mentioned in article 409 of the Turkish Commercial Code are negotiated and the necessary decisions are made. The quorum for the meetings and the resolutions are subject to the provisions of the Turkish Commercial Code.

The General Assembly may convene at the headquarters or any convenient places.

The beneficiaries who are entitled to attend the general assembly meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Regulation on General Assemblies to be Held in Electronic Environment in Joint Stock Companies, the Company may establish an electronic general assembly system that will allow the beneficiaries to attend the general assembly meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all general assembly meetings to be held, in accordance with this provision of the articles of association, it shall be ensured that the beneficiaries and their representatives can exercise their rights specified in the provisions of the aforementioned Regulation through the established system.

ANNOUNCEMENTS

Article 11

Announcements of the company shall be made in accordance with the provisions of the fourth paragraph of Article 35 of the Turkish Commercial Code.

The announcements regarding the calling of the General Assembly to the meetings are obligated to be made at least two weeks in advance excluding the days of the meeting in accordance with Article 414 of the Turkish Commercial Code.

ACCOUNTING PERIOD

Article 12

The accounting period of the Company shall start on the first day of January of each year and shall end on the last day of December of the same year. However, for the year that the Company is incorporated, the accounting period shall start on the day on which the company’s establishment was finalized and it shall end on the last day of December of the same year.

DETERMINATION OF PROFIT and DIVIDEND PAYMENTS

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Article 13

The net profit of the Company is the balance remaining after all the expenses are deducted from the total income determined at the end of the activity period. a) The general legal reserve of 5% is set aside from the net profit for the period until it reaches twenty percent (20%) of the paid-in capital each year. b) 5% of the remaining amount is distributed to the shareholders as dividend. The General Assembly is authorized to decide to set aside as legal reserves or to distribute partially or completely the amount remaining from the net profit following the deduction of the amounts stated in subparagraphs (a) and (b). The general assembly may distribute advance dividend to shareholders within the framework of the relevant legislation. The provisions of the relevant legislation shall be applied to the calculation and distribution of the advance dividend.

RESERVE FUND

Article 14

The provisions of Articles 519 and 523 of the Turkish Commercial Code are applied to the contingency reserves spared by the Company.

LEGAL PROVISIONS

Article 15

The provisions of the Turkish Commercial Code shall apply to matters which are included in this Articles of Association.

ISSUANCE OF SECURITIES AND CAPITAL MARKET INSTRUMENTS

Article 16

Provided that the provisions of the Turkish Commercial Code, Capital Markets Law and legislations regarding thereto are complied with, the Company may issue all kinds of capital markets instruments to be sold to real and legal persons in and out of Turkey.

Provided that the provisions of the Capital Markets Law and the applicable capital market legislation regarding thereto are complied with, the Board of Directors of the Company has the authority to issue all kinds of capital markets instruments including bonds, commercial papers, convertible bonds, exchangeable bonds and other capital markets instruments which are deemed as debt instruments.

The board of directors is authorized in relation to determination of issuance and maximum amounts, types, maturities, interests and other requirements as to the issuance and authorization of the management regarding these matters as per the Capital Markets Law.

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Exhibit 10.8

AMENDMENT TO SPONSOR SUPPORT AGREEMENT

This AMENDMENT TO SPONSOR SUPPORT AGREEMENT (this “Amendment”) is made and entered into as of February 14, 2023, by and among Golden Falcon Sponsor Group, LLC, a Delaware limited liability company (“Sponsor”), Golden Falcon Acquisition Corp, a Delaware corporation (“GF”), and MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (the “Company”), and Xavier Rolet, KBE, Dominique D’Hinnin, I. Martin Pompadur, Isabelle Amiel Azoulai, and Mikael Breuer-Weil (each an “Additional Founder Shares Holder” and, collectively, the “Additional Founder Shares Holders” and together with Sponsor, the “Sponsor Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Sponsor Support Agreement (as defined below).

RECITALS

WHEREAS, the Sponsor Persons, GF, and the Company previously entered into that certain Sponsor Support Agreement dated December 6, 2022 (the “Sponsor Support Agreement”); and

WHEREAS, the parties to the Sponsor Support Agreement desire to amend the Sponsor Support Agreement as set forth in this Amendment.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.	Section 7. Section 7 of the Sponsor Support Agreement is hereby amended and restated in its entirety as follows:

“Cash Exercise of GF Private Placement Warrants. After the Effective Time, Sponsor agrees that notwithstanding anything to the contrary set forth in the agreement governing the exercise by Sponsor of any Company Warrants, for as long as Sponsor (or a Permitted Transferee of Sponsor) holds Company Warrants, any exercise by Sponsor (or a Permitted Transferee of Sponsor) of such Company Warrants shall only be done on a cash (and not a cashless) basis. For the avoidance of doubt, this Section 7 shall not apply to the exercise of any Company Warrants after any Transfer of such Company Warrants by Sponsor (or a Permitted Transferee of Sponsor) to a third party.”

2.	No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Sponsor Support Agreement remain unchanged and continue in full force and effect.

3.

No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Sponsor Support Agreement nor shall it constitute a waiver of any provision of the Sponsor Support Agreement.

4.

Effect of Amendment. This Amendment shall form a part of the Sponsor Support Agreement for all purposes, and each party to this Amendment and to the Sponsor Support Agreement shall be bound by this Amendment.

5.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

6.

Entire Agreement; Counterparts. This Amendment and the Sponsor Support Agreement (as amended by this Amendment) (including Exhibit A thereto) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Amendment may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

GOLDEN FALCON SPONSOR GROUP, LLC

By:	/s/ Makram Azar
Name: Makram Azar
Title: CEO

[Signature Page to Amendment to Sponsor Support Agreement]

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name: Makram Azar
Title: CEO

[Signature Page to Amendment to Sponsor Support Agreement]

MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman of the Board of Directors

[Signature Page to Amendment to Sponsor Support Agreement]

/s/ Xavier Rolet, KBE
Xavier Rolet, KBE

[Signature Page to Amendment to Sponsor Support Agreement]

/s/ Dominique D’Hinnin
Dominique D’Hinnin

[Signature Page to Amendment to Sponsor Support Agreement]

/s/ I. Martin Pompadur
I. Martin Pompadur

[Signature Page to Amendment to Sponsor Support Agreement]

/s/ Isabelle Amiel Azoulai
Isabelle Amiel Azoulai

[Signature Page to Amendment to Sponsor Support Agreement]

/s/ Mikael Breuer-Weil
Mikael Breuer-Weil

[Signature Page to Amendment to Sponsor Support Agreement]

Exhibit 99.1

AMENDMENT TO REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This AMENDMENT TO REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Amendment”) is made and entered into as of February 14, 2023, by and among MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (the “Company”), and the parties listed on Schedule A to the Registration Rights Agreement (as defined below) (each, a “Holder” and collectively, the “Holders”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Rights Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Holders previously entered into that certain Registration Rights and Lock-Up Agreement dated December 6, 2022 (the “Registration Rights Agreement”);

WHEREAS, Section 6.6 of the Registration Rights Agreement provides that the Registration Rights Agreement may be amended, in whole or in part, at any time pursuant to an agreement in writing executed by the Company and Holders holding a majority of the Registrable Securities at such time; and

WHEREAS, the parties to the Registration Rights Agreement desire to amend the Registration Rights Agreement as set forth in this Amendment.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.	Recitals. The fifth recital of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, immediately prior to the Effective Time, each GF Class B Common Share shall be automatically converted into one (1) GF Class A Common Share and, after giving effect to such automatic conversion, at the Effective Time and as a result of the Merger, (i) each issued and outstanding GF Class A Common Share shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive one (1) Company ADS (as defined below) (and the Company Ordinary Share (as defined below) represented thereby) after giving effect to the Stock Split and (ii) each outstanding GF Private Placement Warrant will automatically become a Company Warrant (as defined below) and all rights with respect to GF Class A Common Shares underlying the GF Private Placement Warrants will be automatically converted into rights to purchase Company ADSs (and the Company Ordinary Shares represented thereby) and thereupon assumed by the Company;”

2.	Definitions. The definition of “Company AD Warrants” in Section 1.1 of the Registration Rights Agreement is hereby deleted in its entirety.

The definition “Company Securities” is hereby amended and restated in its entirety as follows:

“Company Securities” shall, collectively, mean the Company ADSs, Company Ordinary Shares and Company Warrants.

The clause (b) of the definition “Registrable Security” is hereby amended and restated in its entirety as follows:

“(b) any outstanding Company Warrants (including any Company Ordinary Shares issued or issuable upon the exercise of any such Company Warrants) held by a Holder as of the Closing Date”

3.	Section 5.1.2. The clause (b) of Section 5.1.2 of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

“(b) any Company Warrants which were previously GF Private Placement Warrants or working capital warrants, and any Company ADSs (and/or the Company Ordinary Shares represented thereby) issued or issuable upon the exercise or conversion of the Company Warrants, for the period ending 30 days after the Closing Date.”

4.	No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Registration Rights Agreement remain unchanged and continue in full force and effect.

5.

No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Registration Rights Agreement nor shall it constitute a waiver of any provision of the Registration Rights Agreement.

6.

Effect of Amendment. This Amendment shall form a part of the Registration Rights Agreement for all purposes, and each party to this Amendment and to the Registration Rights Agreement shall be bound by this Amendment.

7.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

8.

Entire Agreement; Counterparts. This Amendment and the Registration Rights Agreement (as amended by this Amendment) (including Schedule A thereto) constitute the entire understanding and agreement between the parties hereto as to the matters covered herein and therein and supersede and replace any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and such counterparts may be delivered by the parties hereto via facsimile or electronic transmission.

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IN WITNESS WHEREOF, each the parties has executed this Amendment as of the date first written above.

MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman of the Board of Directors

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

GOLDEN FALCON SPONSOR GROUP, LLC

By:	/s/ Makram Azar
Name: Makram Azar
Title: CEO

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

/s/ Dominique D’Hinnin
Dominique D’Hinnin

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

/s/ Mikael Breuer-Weil
Mikael Breuer-Weil

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

/s/ I. Martin Pompadur
I. Martin Pompadur

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

/s/ Isabelle Amiel Azoulai
Isabelle Amiel Azoulai

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

/s/ Xavier Rolet, KBE
Xavier Rolet, KBE

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

/s/ Ali Sedat Özkazanç
Ali Sedat Özkazanç

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

GÜNAL İNŞAAT TICARET VE SANAYI A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

MAPA İNŞAAT VE TICARET A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

/s/ Mehmet Nazif Günal
Mehmet Nazif Günal

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]

MNG HOLDING A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman

[Signature Page to Amendment to Registration Rights and Lock-Up Agreement]